Investor Presentation Update November 3, 2015 Filed by Towers Watson & Co. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended Subject Company: Towers Watson & Co. (Commission File No. 001-34594) The following slide presentation was prepared by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made these materials available on November 3, 2015.

Towers Watson Feels it is Important to Set the Record Straight Since the announcement of Towers Watson’s merger with Willis, we have had constructive engagement with a significant portion of our investor Base Towers Watson (“TW”) has engaged extensively with our shareholders, who now have a much greater appreciation for the strategic fit and value creation potential of the merger with Willis Our stock price has materially outperformed peers post-announcement The equity research community has been very supportive One fund – Driehaus Capital Management (“DH”) – has publicly opposed the transaction We believe the merits of This Compelling transaction speak for themselves Strategic transaction with highly complementary product offerings, client bases and international platforms Significant opportunity to create $4.7 billion in value from highly achievable cost and revenue synergies and tax benefits Strong management team with a track record of successfully integrating mergers However, driehaus has repeatedly made misleading or false statements, and it is important to “set the record straight” for our Shareholders We Also note that the divergence of driehaus’ views relative to our broader investor base is self-serving – dh Has interests that are not aligned with those of our long-term shareholders DH currently owns over 1.5% of TW stock, but also holds an unspecified short position in Willis DH was not an owner of TW stock prior to the transaction DH’s Event Driven Fund and other Alternative Funds are unlikely to be long-term holders of TW, and therefore unlikely to have incentives to place value on long-term strategic and synergy value For instance DH’s Event Driven Fund seeks “…investment opportunities where a catalyst is expected to occur within the near or intermediate term, generally within 12 months…” Source: DH letters, website and fund documents; public filings

Important Facts Regarding the TW/Willis Merger

DH's attacks on the Towers Watson / Willis transaction include many misleading and false statements – the following are selected examples:

		DH Claims	The Facts
1	**TW / WSH Synergies**	▪ DH claims that synergy values are inflated based on improperly applied theoretical methods ▪ DH incorrectly claims synergies are tax-driven	▪ Significant cost, revenue and tax synergy value estimated at $4.7 billion ▪ Valuation appropriate based on both market-based and fundamental methods ▪ Tax synergies are only ~1/3 of total
2	**TW Historical Performance**	▪ DH changed the peer group and methodology between its two analyses in an attempt to establish underperformance	▪ TW substantially outperforms its peer group since the Towers Perrin / Watson Wyatt transaction
3	**Executive Compensation**	▪ DH made demonstrably false statements regarding compensation to support its allegations of a conflict of interest	▪ TW executive compensation growth has been modest, and is far outpaced by total shareholder return
4	**Debt & Equity Market Reaction**	▪ DH misleadingly references mild absolute increases in WSH debt spreads to support a claim of market skepticism ▪ DH misleadingly references absolute stock price declines to support its claim that the TW/WSH transaction is value-destructive	▪ WSH debt spreads have performed favorably relative to the market ▪ While TW stock did decline on announcement, post-announcement TW has significantly outperformed peers on a relative basis
5	**Balanced Ownership Split**	▪ DH mischaracterizes the appropriateness of our ownership split by focusing on a single data point – the market capitalizations on the day prior to announcement	▪ The exchange ratio is appropriate and favorable to shareholders, which the board concluded after a thorough review of multiple valuation methods

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1 Significant Synergy Value Generated By Transaction

THE TW / WILLIS TRANSACTION IS EXPECTED TO GENERATE $4.7 BILLION IN VALUE FROM HIGHLY-ACHIEVABLE SYNERGIES

- DH has not provided any detailed analysis refuting our synergy estimates and, in fact, notes that we have adopted a conservative approach to cost synergies (*"management had targeted closer to 2.5%-3% of revenue for the Watson Wyatt / Towers Perrin transaction, but targets just 1.2%-1.5% for the proposed Willis transaction"*)[1]
- Synergy estimates are a result of multiple methods that were derived by TW, Willis, and third-party consultants based on a detailed, bottoms-up understanding of our business
- Estimates clearly disclosed and management publicly committed to delivering results
- TW team has a history of over-delivering on synergies ($110 million of synergies delivered in the Towers Perrin transaction vs. $80 million estimated)

DH PROPOSES A VALUATION METHODOLOGY FOR SYNERGIES THAT IS CONCEPTUALLY AND ANALYTICALLY FLAWED

- The use of P/E multiples is typical and appropriate; 10 out of 12 TW research analysts and 12 out of 18 Willis research analysts use P/E to derive their valuation; P/E multiples are also market-based and directly observable
- DH's proposed theoretical approach – using the inverse of the cost of capital (1/WACC) – is not market based and is analytically flawed
  - 1/WACC is only appropriate assuming a synergy estimate that is flat in perpetuity
  - The synergies from the TW / WSH transaction will grow with the business – if DH insists on using a non-market based approach, a growing perpetuity calculation (1/(WACC – growth)) must be used
- If the theoretical approach were applied properly, the outcome would be substantially similar to the market multiple

	WACC[2]	Perpetuity Growth[2]	1/ WACC-g	P/E Multiple Used[3]
TW	9.5%	4%	18.2x	~20x
WSH	7.75%	2%	17.3x	~17x

Source: DH letter from 10/22/15; FactSet

(1) From Driehaus October 22, 2015 shareholder letter

(2) Midpoint cost of capital and perpetuity growth rates per the TW definitive merger proxy

(3) P/E multiple used in calculation of synergy value based on Towers Watson's average P/E of ~20x and Willis' average P/E of ~17x (6-month average NTM P/E preceding announcement)

4

❶ Significant Synergy Value Generated By Transaction (Cont'd)

DH <u>MISCHARACTERIZES TRANSACTION AS BEING TAX-DRIVEN</u>

- Only ~1/3 of the $4.7 billion in projected value creation is expected from tax synergies, clearly not *"much of the benefit"* [(1)] as DH claims

DH <u>MISCHARACTERIZES THE RISK OF TAX CHANGES TO THIS TRANSACTION</u>

- Per the Irish Department of Finance *"The OECD [Base Erosion and Profit-Shifting] BEPS reports do not affect Ireland's 12.5% corporation tax rate. The OECD has explicitly stated that taxation is at the core of countries' sovereignty, and each country is free to set up its corporate tax system as it chooses, including charging the rate it chooses."*[(2)]
- <u>The merger of TW and Willis is a merger of two major public companies, not the creation of a tax shelter</u> – the tax benefit TW is projecting stem from economic reality and is consistent with the objectives of the BEPS project
- Furthermore, the BEPS project is aimed at *"realigning taxation with economic substance and value creation"*[(3)] with a focus on tax structures such as a controlled foreign company, diverting profits and leveraging intangibles in low tax jurisdictions
- Given the facts regarding the BEPS report, DH's claim of *"heightened concern"*[(1)] appears unsupported

(1) DH letter from 10/22/15
(2) Irish Department of Finance, "Minister Noonan welcomes the publication of the OECD BEPS reports." 5-Oct-2015.
(3) OECD BEPS – Frequently Asked Questions
(4) Irish Department of Finance, "Minister Noonan welcomes the publication of the OECD BEPS reports." 5-Oct-2015.

5

2 TW Has Substantially Outperformed Peer Group

DH CHANGED THE PEER GROUP AND METHODOLOGY IN ITS SECOND LETTER IN AN APPARENT ATTEMPT TO MANIPULATE THE DATA TO SUPPORT ITS INCORRECT ASSERTIONS

- Initially, DH utilized the peer group selected by TW's financial advisor to underpin its 14-Sep financial analysis;
- For its 22-Oct letter a new, smaller peer group is chosen and DH neglects to show median performance of peers

DH 14-SEP "WHITE PAPER"

Towers Watson Peers	P/E	EV/EBITDA
Accenture plc	20.0x	11.5x
FTI Consulting	19.7x	9.6x
Huron Consulting	18.8x	11.8x
The Advisory Board Company	36.4x	14.9x
The Corporate Executive Board	18.6x	12.3x
Aon plc	15.1x	12.0x
Marsh & McLennan	17.7x	11.2x
Peer Set Mean	20.9x	11.9x
Peer Set Median	18.8x	11.8x

DH 22-OCT LETTER

TW Peers	Equity Appreciation, 2010-Present
Accenture	149.3%
The Advisory Board	212.6%
The Corporate Executive Board	225.9%
Robert Half International	99.5%
Aon plc	138.8%
Marsh & McLennan	145.6%
Average	162.0%
Towers Watson	154.8%
TW Performance Relative to Peers	*-7.2%*

Peer group is changed

Median is omitted (147.5%)

TW SUBSTANTIALLY OUTPERFORMS THE INITIAL PEER GROUP DURING THE APPROPRIATE PERIOD

	Initial September 14, 2015 Peer Group		Revised October 22, 2015 Peer Group	
Performance Since:[1]	January 1, 2010	June 28, 2009	January 1, 2010	June 28, 2009
Peer Median	149.3%	166.9%	147.5%	186.9%
Peer Average	148.7%	153.1%	162.0%	196.6%
Towers Watson	154.8%	194.0%	154.8%	194.0%
Performance vs:				
Peer Median	*5.4%*	*27.1%*	*7.3%*	*7.1%*
Peer Average	*6.1%*	*40.9%*	*-7.2%*	*-2.7%*

Substantial outperformance vs. the broader peer group based on the proper time period (6/28/09 – the date of the TP/WW announcement)

Only scenario shown by DH

Source: DH "White Paper" from 9/14/15 and letter from 10/22/15

1) Market data per FactSet; represents stock price performance from indicated start date through October 20, 2015

6

3 TW Has Disciplined Executive Compensation Practices

DH ALLEGES THAT CEO COMPENSATION HAS "MORE THAN DOUBLED" SINCE THE TW MERGER – THIS STATEMENT IS DEMONSTRABLY FALSE

DH 22-OCT LETTER(1)

> That being said, the Towers Perrin / Watson Wyatt deal did allow TW to best peers in one respect: CEO John J. Haley's compensation has grown faster than any of his peers since 2010. Atop the larger combined entity, Mr. Haley's pay more than doubled, from $3.2 million in 2010, to $6.8 million in 2014.[2]

DH FAILED TO CORRECTLY READ SEC FILINGS, AND HAS DRAWN THE WRONG CONCLUSION

- TW's 2010 proxy shows CEO compensation in two parts – the six months prior to the merger (Jul-09 to Dec-09) and the six months after the merger (Jan-10 to Jun-10); ***DH's $3.2MM figure only relates to 1/2 year of CEO compensation***

TOWERS WATSON 2010 SUMMARY COMPENSATION TABLE(2)

Name and Principal Position	Fiscal Year(1)	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Change in Pension Value and Non-Equity Nonqualified Deferred Compensation Earnings ($)(5)	All other Compensation ($)(6)	Total ($)
John J. Haley	2010	$457,500	$571,875	$0	$614,995	$1,460,279	$117,494	$3,222,143
Chief Executive Officer and	2010	457,500	640,500	0	566,965	0	0	1,664,965
Chairman of the Board	2009	905,000	1,281,000	1,372,500	0	511,176	87,393	4,157,069
	2008	865,000	1,300,000	1,312,500	0	2,491,531	79,495	6,048,526

IN FACT, TW'S SHAREHOLDER VALUE CREATION HAS FAR OUTPACED EXECUTIVE COMPENSATION

- CEO direct compensation has increased at a CAGR of 7%(3) since the Towers Perrin/Watson Wyatt merger
- Total shareholder return CAGR has been approximately ~23.5%(4) for the same period

1) Excerpt from DH 10/22/15 letter to TW shareholders
2) From 2010 Towers Watson DEF14A filed October 12, 2010
3) Based on a comparison of FY2014 to FY2009 (year prior to merger) as disclosed in the TW proxy; direct compensation includes salary, bonus, stock / option awards and other compensation (does not include change in pension); direct compensation reflects decisions that can be made directly by the Compensation Committee and is utilized in the development of target compensation levels
4) Source: 2014 ISS Report, Towers Watson

7

❹ Positive Debt Market Reaction to the Transaction Source: Bloomberg; DH 10/22/15 letter to TW shareholders Note: The BofAML US Corporate Master index includes publicly-issued, fixed-rate, nonconvertible investment grade dollar-denominated, SEC-registered corporate debt having at least one year to maturity and an outstanding par value of at least $250 million. 10/28/15 represents the most recent measurable spread per Bloomberg for the WSH 6.125% bonds due 2043 Per Bloomberg, represents spread as of 6/30/15 which is the closest measurable spread to the announcement date of 6/29/15 DH incorrectly states that debt markets have responded negatively to the transaction DH states that “…the spread over Treasuries that Willis debtholders require to hold the company’s debt has actually increased following the announcement of the transaction” in an attempt to support its claim that the debt markets are skeptical of the TW / Willis transaction In Fact, WSH debt spreads have Performed better than the overall market Suggesting a Positive market reaction to the transaction Since the day prior to the transaction announcement (6/29), the spreads on the overall corporate debt market have increased – for instance, the BofA Merrill Lynch US Corporate Master Index has increased 20bps from 6/29 to 10/28 In fact, the BofA Merrill Lynch US Corporate Maser Index spread has increased significantly more than the increase of the referenced WSH bond (~5bps) suggesting market support of the transaction (1)

4 Positive Equity Market Reaction to the Transaction

DH MISLEADINGLY REFERS TO ABSOLUTE STOCK PRICE PERFORMANCE TO SUPPORT A CLAIM THAT THE EQUITY MARKET IS "SKEPTICAL" OF THE TRANSACTION

- *"Since the deal announcement, the market capitalization of the company has declined by $1.17 billion."*

IN FACT, TW HAS OUTPERFORMED PEERS SINCE ANNOUNCEMENT

- TW management has spent significant time with its shareholders since announcement providing additional detail on the strategic fit and value creation potential of the transaction
- This engagement, we believe, has generated significant shareholder support, driven recent outperformance relative to our peers and brought our overall performance in-line with peers

	Day Prior to Announcement **(6/29 to Present)[2]**	Day After Announcement **(6/30 to Present)[2]**
Average TW Peers [1]	(11.2%)	(11.4%)
Median TW Peers [1]	(14.1%)	(14.1%)
TW	**(10.5%)**	**(1.8%)**
Δ vs Peer Average (ppt)	*+0.7%*	*+9.6%*
Δ vs Peer Median (ppt)	*+3.6%*	*+12.3%*

- In mergers, initial market reaction to a value-creating transaction may be negative – for instance, there was a ~8% decline in stock price on announcement of the Towers Perrin / Watson Wyatt transaction, although this transaction drove TW returns >20% in excess of peers post-transaction to date

(1) Peers include Accenture, Advisory Board Company, Aon, The Corporate Executive Board, FTI, Huron Consulting, and MMC
(2) Market data per FactSet; represents stock price performance from indicated start date through October 30, 2015

9

5 Transaction Provides Balanced Ownership Stake for TW Shareholders

THE TRANSACTION PROVIDES AN EQUITABLE OWNERSHIP STAKE BASED ON EARNINGS CONTRIBUTION AND BALANCES SHORT-TERM AND LONG-TERM HISTORICAL MARKET VALUATIONS

- DH mischaracterizes the equity split by focusing on a single data point – the market capitalizations on the day prior to announcement[(1)]
- A single data point is not an appropriate measure of value for this transaction. The board decided on an appropriate post-merger ownership stake after a thorough review of multiple valuation methods

THE EXCHANGE RATIO IS APPROPRIATE AND FAVORABLE TO TOWERS WATSON SHAREHOLDERS

- TW ownership split is favorable based on several contribution of earnings methods
- TW ownership split is favorable based on the long-term historical trading of the two companies, and reflects the market valuation at the time the deal was "terms agreed", prior to a short-term run up in our stock price

	Implied TW Equity Ownership [(2)]	Implied WSH Equity Ownership [(2)]
CY2016E Cash Net Income [(2)]	43.5%	56.5%
CY2017E Cash Net Income [(2)]	41.5%	58.5%
CY2018E Cash Net Income [(2)]	40.7%	59.3%
Market Cap (60-day Average Ended 6/05/15) [(3)]	49.9%	50.1%
Market Cap (1-year average Ended 6/05/15) [(3)]	48.9%	51.1%
Market Cap (Based on 6/29/15) [(3)]	52.7%	47.3%
Final Pro Forma Ownership	**49.9%**	**50.1%**

Source: FactSet and public filings.
(1) DH letter from 10/22/15
(2) WSH S-4 filed on October 13, 2015; excludes after-tax operational improvement expense
(3) Towers Watson pro forma market capitalization adjusted for special one-time dividend of $337mm

10

Where You Can Find Additional Information In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward Looking Statements This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.